HSBC USA Inc.

EXHIBIT 12

HSBC USA INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND TO
COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

Three Months Ended March 31	2009	2008

	(dollars are in millions)

Ratios excluding interest on deposits:
Net (loss)	$(89)	$(278)
Income tax expense(benefit)	41	(164)
Less: Undistributed equity earnings	—	—
Fixed charges:
Interest on:
Borrowed funds	19	99
Long-term debt	237	303
One third of rents, net of income from subleases	5	6

Total fixed charges, excluding interest on deposits	261	408
Earnings before taxes and fixed charges, net of undistributed equity earnings	$213	$(34)

Ratio of earnings to fixed charges	0.82	(0.08)

Total preferred stock dividend factor(1)	$10	$35

Fixed charges, including the preferred stock dividend factor	$271	$443

Ratio of earnings to combined fixed charges and preferred stock dividends	0.79	(0.08)

Ratios including interest on deposits:
Total fixed charges, excluding interest on deposits	$261	$408
Add: Interest on deposits	313	799

Total fixed charges, including interest on deposits	$574	$1,207

Earnings before taxes and fixed charges, net of undistributed equity earnings	$213	$(34)
Add: Interest on deposits	313	799

Total	$526	$765

Ratio of earnings to fixed charges	0.92	0.63

Fixed charges, including the preferred stock dividend factor	$271	$443
Add: Interest on deposits	313	799

Fixed charges, including the preferred stock dividend factor and interest on deposits	$584	$1,242

Ratio of earnings to combined fixed charges and preferred stock dividends	0.90	0.62

(1)	Preferred stock dividends grossed up to their pretax equivalents.